Charles S. Kim

+1 (858) 550-6049

ckim@cooley.com

May 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry, Lynn Dicker, Doris Stacey Gama, Joshua Gorsky

Re:	Structure Therapeutics Inc. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-41608

Ladies and Gentlemen:

On behalf of Structure Therapeutics Inc. (the “Company”), we submit this letter in response to the comment (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2024 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on March 8, 2024 (the “Annual Report”). Set forth below is the Company’s response to the Comment. Page references in the text of this response letter correspond to the page numbers of the Annual Report. Capitalized terms used in this letter but not otherwise defined herein have the same meanings set forth in the Annual Report.

Annual Report on Form 10-K

Risk Factors
Risks Related to Our Reliance on Third Parties
We rely on third parties for the manufacture of our product candidates for preclinical and clinical development … page 82

1.	We note your disclosure that “certain Chinese biotechnology companies and CMOs may become subject to trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit [y]our ability to work with such entities[.]” In future filings, please expand this disclosure by including a discussion of pending legislation and/or other methods that would result in trade restrictions, sanctions, or other regulatory requirements by the U.S. government, which could restrict or even prohibit your ability to work with such entities. Please also discuss whether any pending legislation and/or other methods would result in sanctions or other regulatory actions could restrict or even prohibit your ability to utilize your subsidiary's research and development operations office in China. To the extent you are unable to replace such supply agreements or contract manufacturing agreements, please consider whether you are substantially dependent on it and it is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

Page Two

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it plans to expand the following disclosure in its future filings (with the new added language in underlined text below):

“We rely on third parties for the manufacture of our product candidates for preclinical and clinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. Our active pharmaceutical ingredients and drug product for our product candidates are currently provided by a single-source supplier, WuXi STA, and we expect to rely on this supplier for the foreseeable future. However, certain Chinese biotechnology companies and CMOs may become subject to legislation, trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the recently proposed BIOSECURE Act introduced in the U.S. House of Representatives, and a substantially similar bill in the U.S. Senate, target U.S. government contracts, grants, and loans for entities that use equipment and services from certain named Chinese biotechnology companies and authorizes the U.S. government to include additional Chinese biotechnology companies of concern. The current House version of the BIOSECURE Act provides a grandfathering provision with respect to a contract or agreement entered into with a designated biotechnology company of concern before the effective date until January 1, 2032. Given the current legislative climate, the pathway and timing for the BIOSECURE Act or its provisions to become law are uncertain. Should the BIOSECURE Act or its provisions become law with the currently proposed grandfathering provisions, we expect such grandfathering provisions will allow adequate time to identify and execute agreements with alternative manufacturers if necessary. In addition to the BIOSECURE Act, any additional executive action, legislative action or potential sanctions applicable to our current and any future suppliers could materially impact our relationship with such suppliers. U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any current or future supplier is designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. We have contracted ~~with~~, or are in the process of pursuing contracts ~~with~~, with alternative suppliers or manufacturers outside of China for our active pharmaceutical ingredients and drug product for our product candidates. While we believe that our current manufacturing plan will provide us with alternative sources for such supplies, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs, which could materially harm our business.”

Cooley LLP 10265 Science Scienter Drive San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

Page Three

In addition, the Company informs the Staff that it will continue to monitor any pending legislation and/or other methods that would result in trade restrictions, sanctions or other regulatory requirements by the U.S. government which could restrict or prohibit the Company’s ability to work with such entities or utilize its subsidiary’s research and development operations office in China and will update its disclosures as appropriate in future filings.

Moreover, the Company informs the Staff that it works closely with counsel in the People’s Republic of China on disclosures in the Company’s filings regarding risks related to doing business in China and will continue to monitor any pending legislation and/or methods that would result in sanctions or other regulatory actions that could restrict or even prohibit the Company’s ability to utilize its subsidiary's research and development operations office in China, and will update its disclosures as appropriate in future filings. The Company confirms to the Staff that its current related disclosures are up to date.

Finally, the Company respectfully submits to the Staff that it routinely analyzes its agreements in light of the requirements of Regulation S-K, and confirms all agreements required to be filed have been filed. In addition, as disclosed on page 60 of the Annual Report and in the risk factor above, the Company has disclosed that it has established a manufacturing plan in the United States and continues to contract in parallel with additional suppliers in the United States and other regions outside of China to diversify the manufacturing of its active pharmaceutical ingredient and drug product. The Company will continue to monitor and consider whether it is substantially dependent on the supply agreements or contract manufacturing agreements for purposes of whether any applicable agreement is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

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Please do not hesitate to contact me at (858) 550-6049 or Patrick Loofbourrow of Cooley LLP at (619) 840-4824 if you have any questions.

Sincerely,

/s/ Charles S. Kim
Charles S. Kim Cooley LLP

cc:	Raymond Stevens, Ph.D., Structure Therapeutics Inc.
Jun Yoon, Structure Therapeutics Inc. Patrick Loofbourrow, Cooley LLP Carlos Ramirez, Cooley LLP Su Lian Lu, Cooley LLP

Cooley LLP 10265 Science Scienter Drive San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com